UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026.

Commission File Number 001-41817

VS MEDIA HOLDINGS LIMITED

(Translation of registrant’s name into English)

Eng Yong Julius Toh, Chief Executive Officer

3 International Business Park #03-29

Nordic European Centre

Singapore, 609927

Telephone: +65 6518 4887

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 13, 2026, VS MEDIA Holdings Limited (the “Company”) appointed (i) Ms. Chen Shulan as a Director and Executive Chairman of the Board of Directors of the Company, (ii) Ms. Lim Hui Leng as an independent Director and as Chairman of the Audit Committee of the Company, and (iii) Mr. Yuen Jia Feng Leonard as Chief Financial Officer of the Company, effective July 13, 2026.

Appointment of Executive Chairman and Director

On July 13, 2026, the Board of Directors of the Company, upon the recommendation of the Nominating and Corporate Governance Committee, ratified the appointment of Ms. Chen Shulan as Executive Chairman of the Board and as a Director of the Company, effective July 13, 2026.

Ms. Chen Shulan has served since 2015 as founder and director of JNC Logistics (S) Pte Ltd, a Singapore-based logistics and international trade company. Ms. Chen also serves as director of ZNC Logistics (M) SDN BHD (Malaysia) and Asian Shipping Line (Vietnam), and since 2018 as Regional Director of AOG Aerospace Pte. Ltd. Ms. Chen holds a diploma in International Business from Huanan Women’s College of Fujian, China.

Pursuant to an Executive Chairman Appointment Agreement dated July 9, 2026 (the “Chen Appointment Agreement”), Ms. Chen will receive annual base compensation of US$300,000. The Chen Appointment Agreement provides for an initial term of one (1) year, subject to renewal or extension by the Board. Ms. Chen may resign from her position at any time by giving written notice to the Company. Upon termination, resignation, removal or cessation of office, Ms. Chen shall be entitled to receive any unpaid compensation and approved reimbursable expenses accrued up to the effective date of termination, subject to applicable law and Company policies. No severance, bonus continuation, benefit continuation, equity acceleration or other termination payment shall be payable unless expressly approved in writing by the Board or the Compensation Committee or set out in a separate written agreement. A copy of the Chen Appointment Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

There are no family relationships between Ms. Chen and any of the Company’s directors or executive officers. There are no transactions between Ms. Chen and the Company that would be reportable under Item 404(a) of Regulation S-K.

Appointment of Independent Director

On July 13, 2026, the Board of Directors of the Company, upon the recommendation of the Nominating and Corporate Governance Committee, ratified the appointment of Ms. Lim Hui Leng as an independent Director of the Company, effective July 13, 2026. In connection with her appointment as an independent Director, the Board also appointed Ms. Lim to serve as Chairman of the Audit Committee.

Ms. Lim Hui Leng has served since August 2024 as Chief Financial Officer of Legion Consortium Limited, a Hong Kong Stock Exchange listed investment holding company. From June 2023 to August 2024, Ms. Lim served as Financial Manager at The Place Holdings Limited, a Singapore Stock Exchange listed company. From April 2019 to June 2023, Ms. Lim served as Financial Controller at Kwong Lee Group. Ms. Lim holds a Bachelor of Accounting (Honours) degree from Multimedia University, Malaysia.

The Board has determined that Ms. Lim satisfies the independence requirements under the relevant SEC and Nasdaq listing rules to qualify as an “independent director” and as a member of the Company’s audit committee. Ms. Lim also qualifies as an “audit committee financial expert” within the meaning of applicable SEC rules.

Pursuant to an Independent Director Appointment Agreement dated July 7, 2026 (the “Lim Appointment Agreement”), Ms. Lim will receive an annual director’s fee of US$20,000. The Lim Appointment Agreement provides for an initial term of one (1) year, subject to renewal or extension by the Board. Ms. Lim may resign from her position as an Independent Director or from any committee position at any time by giving written notice to the Company. Upon termination, resignation, removal or cessation of office, Ms. Lim shall be entitled to receive any unpaid director’s fees and approved reimbursable expenses accrued up to the effective date of termination, subject to applicable law and Company policies. A copy of the Lim Appointment Agreement is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

There are no family relationships between Ms. Lim and any of the Company’s directors or executive officers. There are no transactions between Ms. Lim and the Company that would be reportable under Item 404(a) of Regulation S-K.

Appointment of Chief Financial Officer

On July 13, 2026, the Board of Directors of the Company ratified the appointment of Mr. Yuen Jia Feng Leonard as Chief Financial Officer of the Company, effective July 13, 2026.

Mr. Yuen Jia Feng Leonard served from September 2021 to May 2026 as Internal Audit and Process Improvement Manager at Giti Tire Pte Ltd. From January 2018 to August 2021, Mr. Yuen served as Chief Financial Officer of Legion Consortium Limited, where he coordinated the company’s listing on the Hong Kong Stock Exchange in January 2021. Mr. Yuen is a Chartered Accountant (Singapore) and CPA (Australia), and holds a Bachelor of Commerce degree in Accounting from the University of Newcastle, Australia.

Pursuant to an offer letter dated May 13, 2026 (the “Yuen Offer Letter”), Mr. Yuen will receive a monthly base salary of SGD 10,500. Mr. Yuen’s employment does not have a fixed expiry date, and either party may terminate the employment relationship upon three (3) months’ written notice to the other party. The Company may, to the extent permitted by applicable law, make payment in lieu of all or part of the notice period. A copy of the Yuen Offer Letter is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

There are no family relationships between Mr. Yuen and any of the Company’s directors or executive officers. There are no transactions between Mr. Yuen and the Company that would be reportable under Item 404(a) of Regulation S-K.

Resignations

As previously disclosed, Ms. Nga Fan Wong resigned as Chairperson of the Board of Directors, effective March 5, 2026, and as a Director of the Company, effective June 30, 2026. Mr. Yuet Wang Mok resigned as Chief Financial Officer of the Company, effective June 3, 2026.

Additionally, Mr. Tang Kaidi has resigned as a Director of the Company, effective July 13, 2026. In connection with Mr. Tang’s resignation, Mr. Tang also resigned from his position as Chairman of the Audit Committee. The resignations of Ms. Wong, Mr. Mok and Mr. Tang were not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Executive Chairman Appointment Agreement, dated July 9, 2026, by and between VS MEDIA Holdings Limited and Chen Shulan
10.2	Independent Director Appointment Agreement, dated July 7, 2026, by and between VS MEDIA Holdings Limited and Lim Hui Leng
10.3	CFO Offer Letter, dated May 13, 2026, by and between VS MEDIA Holdings Limited and Yuen Jia Feng Leonard

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2026	VS MEDIA HOLDINGS LIMITED

	By:	/s/ Eng Yong Julius Toh
	Name:	Eng Yong Julius Toh
	Title:	Chief Executive Officer